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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of December 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]    Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]  No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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               BACHOCO ANNOUNCES A NEW COMPLEX IN NORTHERN MEXICO

    CELAYA, Mexico, Dec. 11 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco B) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced that it has started operating a new complex in the State of Sonora, located in northern Mexico, close to the border with the United States.

    Comments from the CEO:

    Cristobal Mondragon, Bachoco's Chief Executive Officer, stated, "In accordance with our strategic plans, we are starting operations at a new complex in the state of Sonora by acquiring the farms from and leasing the processing plant and feed mill of Del Mezquital Alimentos S.A. de C.V., a well recognized company located in the region.

    This complex is designed to increase our chicken production capacity within this region, while also meeting several strategic requirements for the Company:

    * This region is considered to be "clean", meaning that it is free of diseases, and is able to export to other countries.
    * The Company has been able to achieve competitive international levels in chicken production in that region. Specifically, in our complex located in the state of Sinaloa.
    * The complex will be located in Hermosillo, Sonora, close to the United States border, which increases the Company's opportunities for future chicken supply to the southern region of the USA.

    "At the same time, we will also start constructing more chicken farms, a processing plant and a feed mill of our own, which should be appropriately equipped for efficient production in that region, while also satisfying all exporting requirements.

    "Construction of the processing plant is expected to be completed within two years.

    "We are also entering into a partnership agreement with Del Mezquital Alimentos, S.A. de C.V. concerning its turkey business line where we will concentrate on selling fresh value-added products.

    "These initiatives will enable us to continue our strategy of delivering the best service to our many customers in the region with fresh and high quality products that Mexican consumers prefer, while also providing future opportunities to expand into international markets."

    http://www.bachoco.com

    Contacts:
    Daniel Salazar F., CFO
    Claudia Cabrera, IRO
    Investor Relation Department
    +011-52(461) 61-835-55
    inversionistas@bachoco.net

    New York:
    Lauren Puffer
    +1-646-284-9404
    +1-646-284-9494
    lpuffer@hfgcg.com

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             12/11/2006
    /CONTACT: Daniel Salazar F., CFO or Claudia Cabrera, IRO, both of Investor Relation Department, Industrias Bachoco, +011-52461-61-835-55, or inversionistas@bachoco.net; or New York, Lauren Puffer, +1-646-284-9404, or +1-646-284-9494, or lpuffer@hfgcg.com, for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                              (Registrant)


     Date: December 11, 2006                  By  /s/ Daniel Salazar Ferrer, CFO
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